UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.
(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Auditor

On April 24, 2024, Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”) appointed Audit Alliance LLP (“Audit Alliance”) as its independent registered public accounting firm for the fiscal year ended December 31, 2023. Audit Alliance replaces WWC, P.C. (“WWC”), the former independent registered public accounting firm, which the Company dismissed on the same date. The appointment of Audit Alliance was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

The audit report of WWC on the consolidated financial statements of the Company as of December 31, 2021 and 2022 and for the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2021 and 2022 and any subsequent interim periods (as applicable) prior to the engagement of Audit Alliance, neither the Company, nor someone on behalf of the Company, has consulted Audit Alliance regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer

Date: April 29, 2024

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